Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

May 24, 2011

Alexandra M. Ledbetter
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-7010

Re:	Texas Rare Earth Resources Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 19, 2011
File No. 333-172116
Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2010
Filed April 19, 2011
File No. 0-53482

Dear Ms. Ledbetter:

This letter sets forth the responses of Texas Rare Earth Resources Corp., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2011 concerning the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-172116) filed with the Commission on April 19, 2011 (the “Form S-1”), and the Company’s Amendment No. 1 to Form 10-K for fiscal year ended August 31, 2010 (File No. 0-53482) filed with the Commission on April 19, 2011 (the “Form 10-K”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed a second amended Form S-1 including our responses to your comment letter.

Amendment No. 1 to Registration Statement on Form S-1

1.	Please be sure to provide updated disclosure with each amendment, such as your disclosure on page 28 that you intend to begin an airborne geophysical survey in April 2011.

RESPONSE:  Where the Company has revised the disclosure in response to the Staff’s comments, it has noted the applicable page number of the prospectus next to the responses below. In addition, certain copies of the respective amendments provided to the Staff have been marked to show changes for the convenience of the Staff.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

2.
We note your response to comment 5 in our letter dated March 7, 2011 and re-issue the comment in part.  We note your statements that the selling stockholders may sell the common stock at the market price as of the date of sale.  As the market for your common stock on the Pink Sheets is “limited, sporadic and volatile,” there does not appear to be a true public market or a determinable market price for your securities.  Please revise your disclosure to indicate the fixed price at which the shares will be sold for the entirety of the offering.

RESPONSE: The Company has revised the prospectus to indicate the fixed price at which the shares will be sold for the entirety of the offering. See the cover page and pages 5 and 38.

Prospectus Cover Page

3.
We note your added statement that “No assurances can be given that …a market will develop for the Warrants.”  Please explain the purpose of this added statement.  Given that you are not registering the Warrants and they remain restricted, disclose in detail the preconditions to a market developing for the Warrants.

RESPONSE:  The Company acknowledges the Staff’s comment, and since the Warrants are not being registered, it has revised its disclosure throughout the prospectus to remove references to the lack of a public market for the Warrants.

Risk Factors

Our failure to timely file certain periodic reports with the SEC…page 12

4.
Please expand this risk factor to also disclose that your failure to timely file the past required periodic reports and possibly future periodic reports has resulted in and could result in investors not receiving adequate information regarding your company with which to make investment decisions.

RESPONSE: The Company revised the Risk Factor in response to the Staff’s comment. See page 12.

Selling Security Holders, page 15

5.
We note your disclosure in footnotes 17 and 18 with respect to SSC, a registered broker-dealer.  As SSC did not receive the securities as compensation for underwriting activities, please identify SSC as an underwriter.

RESPONSE: The Company has revised its disclosure to identify SSC as an underwriter. See the cover page and pages 18 and 21.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

Business, page 27

6.
We note your response to comment 12 in our letter dated March 7, 2011.  Please disclose that you have determined to outsource the study and sampling work to be performed on your prospects, but have not yet identified the individuals who will perform that work.

RESPONSE:  The Company has updated the prospectus to disclose that it has not yet selected individuals who will perform future work.  Note that since the original filing of the Registration Statement, the Company has completed certain exploration work at the Round Top project site.  The Company has updated the prospectus to reflect these recent developments.  See pages 27 through 29.

Employment Agreements, page 42

7.
We note that you have entered into at-will employment agreements with Messrs. Gorski, Mathers and Korzeb.  We also note that you have entered into a director’s agreement with General Martin and have granted options to certain of your officers and directors.  Please file these arrangements and agreements as exhibits.  If they are not set forth in any formal document, please file a written description of each arrangement.  See Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE:  General Martin’s director’s agreement was filed as Exhibit 10.11 to the Registration Statement by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on February 23, 2011.  The Company has filed the at-will arrangements with Messrs. Gorski, Mathers, and Korzeb as Exhibits 10.16, 10.17, and 10.18, respectively.  A copy of the option agreement for Mr. Mathers has been filed as Exhibit 10.21 on Amendment No. 2 to the Registration Statement.

Note also that since the filing of Amendment No. 1 to the Registration Statement, the Company has appointed Marc LeVier to serve as the Company’s President, Chief Executive Officer, and Director.  Additionally, the Company has appointed Jim Graham to serve as a Director.  Mr. LeVier’s employment agreement has been filed as Exhibit 10.19 of Amendment No. 2 by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on May 9, 2011.  Mr. Graham’s Directors Agreement has been filed as Exhibit 10.20 of Amendment No. 2 by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on May 9, 2011.  The Company has also filed a form of Directors Option Agreement as Exhibit 10.22 of Amendment No. 2.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

Interim Financial Statements

General

8.
In order to provide useful information to an investor and considering the number of equity-based transactions entered into during the period, please revise to present a statement of stockholders’ equity.

RESPONSE: The Company has revised the financial statements included in the prospectus to include a statement of stockholders’ equity for the period ended February 28, 2011. See page F-18.

Notes to Interim Financial Statements

Note 4 – Capital Stock, page F-19

9.
We note that you issued 656,250 shares of your common stock in exchange for $382,813 in January 2011 and options to acquire 210,000 shares of your common stock in exchange for services in February 2011.  However, it does not appear that you have provided footnote disclosure regarding these transactions.  Please revise.

RESPONSE: We refer the Commission to the following disclosure on page F-19, Note 4 in our previously filed S-1/A as it relates to the issuance of 656,250 shares for $382,813:

“Between November 2010 and January 2011, Class A Warrants to purchase 437,500 shares were exercised, and Class B Warrants to purchase 218,750 shares were exercised, resulting in $382,813 of proceeds being raised by the Company.  The final closing of this private placement was January 10, 2011.”

However, considering the commission’s comment, we have attempted to now clarify the disclosure as follows.

With respect to the Class A Warrant and Class B Warrant exercises (See page F-22):

“In November 2010, Class A Warrants to purchase 375,000 shares of the Company’s common stock and Class B Warrants to purchase 187,500 shares of the Company’s common stock were exercised by an investor, resulting in $187,500 of proceeds being raised by the Company for the Class A Warrants and $140,625 of proceeds being raised by the Company for the Class B Warrants.   Total proceeds to the Company as a result of the Class A and Class B Warrant exercise was $328,125.”

“In January 2011, Class A Warrants to purchase 62,500 shares of the Company’s common stock and Class B warrants to purchase 31,250 shares of the Company’s common stock were exercised by an investor, resulting in $31,250 of proceeds being raised by the Company for the Class A warrants and $23,438 of proceeds being raised by the Company for the Class B Warrants.  Total proceeds to the Company as a result of the Class A and Class B Warrant exercise was $54,688.”

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

“The total number of Class A and Class B warrants exercised by these two investors was 437,500 and 218,750, respectively, resulting in $382,813 of total proceeds to the Company.”

With respect to the 210,000 options, we have edited the table in Item 2 to reflect 150,000 of the subject options as having been issued in March, 2011.  The remaining 60,000 options in question are address on F-22 as follows:

“In February 2011, the Company entered into a Director’s agreement with General Gregory Martin pursuant to which the Company issued to General Martin 5-year options to purchase 60,000 shares of the Company’s common stock at $2.50 per share as compensation for serving as a member of the Company’s board of directors.  The Black-Scholes pricing model was used to estimate the fair value of the 60,000 options issued during the period to these two directors, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 421%, and an expected life of 5 years. The Company has determined these options to have an approximate fair value of $150,000, or approximately $12,500 per month over the the term of his 1-year agreement, to be recorded to expense ratably over a period of 18 months commencing March 1, 2011. The Company has recorded $6,250, representing ½ month of expense recognition related to the quarter ended February 28, 2011.”

The Company has filed an amendment to our original filing of Form 10-Q for the six month period ended February 28, 2011.  Form 10-Q/A for the six month period ended February 28, 2011 includes the effect to the financial statements for the issuance of the 60,000 options to a member of the Company’s board of directors.

Other Equity Issues, page F-20

10.
We note that you have recorded the fair value of the options granted to Sunrise Securities Corp. in November 2010 to paid-in capital as these options are deemed to be a cost of financing.  Please provide us with your analysis of the relevant accounting literature supporting this classification in the context of the agreement with Sunrise Securities Corp. and tell us how your accounting will be impacted if you do not enter into a financing arrangement during the term of this agreement.

RESPONSE:  Our revised disclosure concerning this matter is found on F-22, and is noted below.  While we feel we have a basis for our original accounting for these options as cost of capital, we now consider expensing of these options over the associated service period in accordance with the provisions of ASC 505-50 to be appropriate, and have amended our filings as of and for the periods ended November 30, 2010 and February 28, 2011 to reflect expenses as noted in this disclosure. The financial statements and notes to the financial statements included in our filing on Form S-1 (Amendment #2) reflect the changes made for the quarters then ended.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

In November 2010, the Company also entered into a 24 month institutional public relations retainer agreement with Sunrise Financial Group, Inc., (“SFG”), an affiliate of Sunrise, pursuant to which it agreed to issue SFG five-year options to purchase 250,000 shares at $1.60 per share and 250,000 shares at $5.00 per share, with certain demand registration rights.  These options were issued to SFG in February 2011 and expire in November 2015 per the agreement.  The Black-Scholes pricing model was used to estimate the fair value of the 500,000 options, assuming a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 425%, and an expected life of 5 years.  The Company has determined these options to have an approximate fair value of $960,000, which will be recognized as an expense, $40,000 per month, over the term of the agreement.  For the six months ended February 28, 2011, the Company recorded $160,000 as an expense.  The remaining $800,000 of non-cash expense will be recognized by the Company over the remaining service period through October 2012.

Signatures, page 53

11.
We note your response to comment 20 in our letter dated March 7, 2011.  Instruction 1 to the Signature section of Form S-1 provides that “[t]he registration statement shall be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions.”  In Amendment No. 1, Mr. Mathers signed on behalf of the registrant but not in his individual capacity.  Please revise your Signatures section so that Mr. Mathers signs in his individual capacity.

RESPONSE: The Company has revised the Signatures section so that Mr. Mathers has signed in his individual capacity.

Exhibit 5.1

12.
We note that counsel has opined on the “shares of common stock and shares of common stock underlying Class A and Class B warrants.”  Please provide a legal opinion that also opines on the common stock underlying the options exercisable at $1.60 per shares, the common stock underlying the options exercisable at $5.00 per share and the common stock underlying the warrants exercisable at $2.50 per share, which are also being registered herein.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

RESPONSE: Counsel to the Company has provided a revised opinion that also covers the common stock underlying the options being registered as described in the Staff’s comment.

13.
We note the opinion that the shares being registered “will be” validly issued, fully paid and non-assessable.  Given that 4,295,000 shares of common stock registered herein have already been issued, please provide an opinion as to whether such shares of common stock are validly issued, fully paid and non-assessable.

RESPONSE: Counsel to the Company has provided a revised opinion, which now states that such shares of common stock are validly issued, fully paid, and non-assessable.

Engineering Comments

Overview of the Round Top Rare Earth-Uranium-Beryllium Project page 28

14.	Please remove your reference to the “West End Ore Zone” on page 28 of your disclosure or provide a historical reference.

RESPONSE: The Company has revised the reference from “West End Ore Zone” to “West End Structure.” See page 28.

Planned Exploration and Development Activities page 28

15.
We note your response to comment 28 in our letter dated March 7, 2011.  In addition, we note on page 8 that you state that you have conducted preliminary tests on your property.  Please disclose a summary of the preliminary test work you have performed on your property that has led you to determine you have mineralization on your property.

RESPONSE:  In March 2011, the Company completed an analysis of 1103 drill samples from the 1984-88 drilling program conducted by Cabot Corporation and Cyprus Minerals. All or a portion of forty-six out of an estimated two hundred fifty existing drill holes have been re-logged and re-analyzed. The rare earth element and other metals are consistent with the original study by the Texas Bureau of Geology that was published in the Geological Society of America, Special Paper 246 in 1990. This study first described the rare metal content of the large mass of intrusive igneous rock that makes up the body of Round Top Mountain, and is the basis for our interest in this deposit and our basis for our determination that mineralization is present. We have revised our disclosure in the prospectus to discuss the results of the initial analysis.  See pages 27 through 29.

16.
In addition, we note your reference to a high-grade beryllium resource.  Please tell us how you have made the determination that there is a high grade beryllium resource on the Round Top property.  Based on your response, you may need to remove the term high grade resource and replace it with mineralization.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

RESPONSE: We have revised our disclosure in the prospectus to replace the term “high grade resource” with “mineralization” throughout.

Description of Rare Earth Elements page 29

17.
We note your statement that the results of research published in the American Mineralogist stated that the Round Top rhyolites are so enriched that they should be considered large-tonnage, low grade resources.  We are unable to locate this specific reference.  Please provide us with this report or advise.

RESPONSE:  This data were published in GSA Special Paper 246.  We have revised the prospectus accordingly. The Company is providing concurrently with this letter the GSA Special Paper. The subject information is in last paragraph of p. 118 and the top of p. 119.  The conclusions on p. 119 also touch the rare metal potential.  The chart on p. 109 lists and describes the individual minerals.

18.
Please tell us how you have made the determination that most of the rare earth elements may be amenable to conventional flotation, gravity, or some combination of these processes of concentration.  Supplementally please provide the results of any metallurgical testing you have performed.

RESPONSE:  The Company has not performed any metallurgical testing to date, but has relied on third party data as support for its claim that the Round Top rare earth elements may be amenable to conventional flotation, gravity, or some combination of these processes of concentration.  The Company has elected to revise its disclosure to delete the statement described in the Staff’s comment above until such time as the Company has completed a metallurgical testing program on the Round Top project. In May 2011, the Company appointed Marc LeVier as the Company’s chief executive officer and as a member of the Board of Directors with 40 years experience in advanced process engineering.  Mr. LeVier will be responsible for overseeing the metallurgical analysis.

19.
We note your statement that there is geologic evidence that suggests that higher grade concentrations of these elements may be present in the deeper parts of the mineralizing system.  Please tell us about the geological evidence that has led you to this determination.

RESPONSE:  Basis of this statement is the occurrence of fluorite-REE mineralization that occurs in the Gallinas Mtns. west of Corona New Mexico some 215 miles north of Round Top. Fluorite veins containing up to 2.95% total of REE are found in veins associated with syenite intrusive complex. Williams-Jones, A.E., etal., 2000, “The genesis of hydrothermal fluorite-REE deposits in the Gallinas Mountains”, New Mexico: Econ. Geol., v. 95, p. 327-342, discusses the genesis of this mineralization and presents data on the fluorine geochemistry of REE elements. Conclusions of this research are that REE-fluorine complexes are stable at higher temperatures, plus 350 degrees C, and destabilize and precipitate as temperature lowers.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2011

The New Mexico veins occur in rocks more deeply eroded than those at Round Top and expose a zone of mineralization that can reasonable be predicted to occur below Round Top.

It is also well known that fluorite forms extensive replacement deposits when the F bearing solutions contact limestone. Beryllium-fluorite replacement deposits are the mode of occurrence of the beryllium deposits at Round Top. The beryllium-fluorine complex is stable at lower temperatures and would be expected higher in the hydrothermal system than REE-fluorite deposits. We believe that there is a reasonable good possibility that the limestones present in the subsurface below the beryllium-fluorite mineralization could host fluorite that would have been deposited at higher temperatures and would be in the temperature range for the destabilization of the REE-fluorine complex.

If you have any questions or comments, please do not hesitate to contact me or Heath Trisdale at (713) 209-2950.

Very truly yours,

BREWER & PRITCHARD, P.C.

/S/ Thomas C. Pritchard
Thomas C. Pritchard

cc:	Dan Gorski
Texas Rare Earth Resources Corp.